Exhibit 99.1

Silicom Ltd.

and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2025

Silicom Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Silicom Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and, 2024, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 6-K. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Capitalized internally developed software costs

As described in Note 2O to the consolidated financial statements, the Company has internally developed software costs of $2.6 million as of December 31, 2025. Management applied significant judgment in determining which software projects and activities within those projects qualify for capitalization, and the timing of establishing technological feasibility. In addition, management applied judgment in determining when to cease the capitalization of costs.

The principal considerations for our determination that performing procedures relating to capitalized  internally developed software costs is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to capitalized internally developed software costs due to the significant amount of judgment by management when developing the estimates; (ii) significant audit effort was required in evaluating the significant assumptions relating to the estimates, such as the software projects qualification for capitalization, timing of establishing technological feasibility and time to cease capitalization;

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to capitalized internally developed software costs, including controls over the software projects qualification for capitalization, timing of establishing technological feasibility and time to cease capitalization. These procedures also included, among others, (i) inspection of the products documentation; (ii) testing management’s process for estimating the capitalized internally developed software costs; and (iii) testing management’s identification of accumulated time and costs, both internal and external, associated with internal software development activities and the Company's controls over when amortization started.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Haifa, Israel
March 16, 2026

We have served as the Company’s auditor since 2021.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2024	2025
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	51,283	35,156
Short-term bank deposits	4	-	6,000
Marketable securities	2E, 5	20,860	6,958
Accounts receivable:
Trade, net	2F	11,748	9,194
Other	6	4,839	3,155
Inventories	7	41,060	52,650

Total current assets		129,790	113,113

Marketable securities	2E, 5	6,839	25,518

Assets held for employees' severance benefits	12	1,483	1,670

Property, plant and equipment, net	8	3,055	3,140

Intangible assets, net	9	2,300	2,569

Operating leases right-of-use, net	10	6,942	6,147

Total assets		150,409	152,157

Avi Eizenman	Liron Eizenman	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 16, 2026

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2024	2025
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		6,477	11,116
Other accounts payable and accrued expenses	11	6,945	14,116
Operating lease liabilities	10	1,670	2,019

Total current liabilities		15,092	27,251

Long-term liabilities
Operating lease liabilities	10	4,797	4,252
Liability for employees' severance benefits	12	2,649	3,049
Deferred tax liabilities	16G	32	116

Total liabilities		22,570	34,668

Shareholders' equity	13
Ordinary shares, ILS 0.01 par value; 10,000,000 shares authorized; 7,747,274 and 7,793,274 issued as at December 31, 2024 and 2025, respectively;
5,766,286 and 5,706,142 outstanding as at December 31, 2024 and 2025, respectively		22	22
Additional paid-in capital		73,837	76,625
Treasury shares (at cost) 1,980,988 and 2,087,132 ordinary
shares as at December 31, 2024 and 2025, respectively		(53,512)	(55,171)
Retained earnings		107,492	96,013

Total shareholders' equity		127,839	117,489

Total liabilities and shareholders’ equity		150,409	152,157

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31

		2023	2024	2025
		US$ thousands
	Note	Except for share and per share data

Sales	2M, 14	124,131	58,114	61,926
Cost of sales		95,442	41,516	43,000

Gross profit		28,689	16,598	18,926

Operating expenses
Research and development		20,638	19,508	20,054
Sales and marketing		6,935	6,014	6,528
General and administrative		4,229	4,354	4,605
Impairment of goodwill		25,561	-	-

Total operating expenses		57,363	29,876	31,187

Operating loss		(28,674)	(13,278)	(12,261)
Financial income ,net	15	1,372	1,961	1,653

Loss before income taxes		(27,302)	(11,317)	(10,608)

Income taxes	16	(889)	2,391	871

Net loss		(26,413)	(13,708)	(11,479)

Loss per share:
Basic and diluted loss per ordinary share (US$)	2T	(3.942)	(2.277)	(2.011)

Weighted average number of ordinary
shares used to compute basic and diluted loss
per share (in thousands)		6,700	6,020	5,707

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares(3)	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2023	6,738,706	22	66,556	(34,896)	147,613	179,295

Exercise of options and RSUs(2)	69,241	-	762	-	-	762
Purchase of treasury shares	(419,657)	-	-	(9,320)	-	(9,320)
Reissuance of treasury shares under share-based compensation plan	17,233	* -	-	585	-	585
Share-based compensation	-	-	3,353	-	-	3,353
Net loss	-	-	-	-	(26,413)	(26,413)

Balance at
December 31, 2023	6,405,523	22	70,671	(43,631)	121,200	148,262

Exercise of RSUs(2)	8,000	* -	-	-	-	-
Purchase of treasury shares	(647,237)	-	-	(9,881)	-	(9,881)
Share-based compensation	-	-	3,166	-	-	3,166
Net loss	-	-	-	-	(13,708)	(13,708)
Balance at
December 31, 2024	5,766,286	22	73,837	(53,512)	107,492	127,839

Exercise of RSUs(2)	46,000	* -	-	-	-	-
Purchase of treasury shares	(106,144)	-	-	(1,659)	-	(1,659)
Share-based compensation	-	-	2,788	-	-	2,788
Net loss	-	-	-	-	(11,479)	(11,479)

Balance at
December 31, 2025	5,706,142	22	76,625	(55,171)	96,013	117,489

*	Less than 1 thousand.

[1]	Net of shares held by Silicom Inc. and Silicom Ltd.
[2]	Restricted share units (hereinafter - "RSUs").
[3]	Company shares held by the Company - presented as a reduction of equity at their cost to the Company.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2023	2024	2025
	US$ thousands
Cash flows from operating activities
Net loss	(26,413)	(13,708)	(11,479)

Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,497	2,209	1,587
Impairment of intangible assets	5,264	-	-
Impairment of goodwill	25,561	-	-
Write-down of obsolete inventory	6,433	3,682	2,817
Changes in marketable securities and exchange rate differences	(140)	(318)	(415)
Share-based compensation expense	3,353	3,166	2,788
Deferred taxes, net	(1,885)	2,345	84
Changes in assets and liabilities:
Accounts receivable - trade	2,239	13,257	2,554
Accounts receivable - other	(138)	(1,104)	1,722
Change in liability for employees' severance benefits, net	(395)	(149)	213
Inventories	29,909	6,580	(14,553)
Trade accounts payable	(11,508)	2,147	5,287
Other accounts payable and accrued expenses	(2,852)	181	7,235
Net cash provided by (used in) operating activities	31,925	18,288	(2,160)

Cash flows from investing activities
Investment in short-term bank deposits	-	-	(6,000)
Investment in property, plant and equipment	(1,122)	(932)	(1,189)
Investment in intangible assets	(1,092)	(365)	(607)
Proceeds from maturity of marketable securities	4,320	8,117	44,952
Purchases of marketable securities	(9,623)	(11,100)	(49,578)
Net cash used in investing activities	(7,517)	(4,280)	(12,422)

Cash flows from financing activities
Exercise of options and RSUs	762	-	-
Purchase of treasury shares	(9,320)	(9,881)	(1,659)
Proceeds from reissuance of treasury shares upon exercise of options	585	-	-
Net cash used in financing activities	(7,973)	(9,881)	(1,659)

Effect of exchange rate changes on cash balances held	(197)	184	114

Increase (decrease) in cash and cash equivalents	16,238	4,311	(16,127)

Cash and cash equivalents at beginning of year	30,734	46,972	51,283
Cash and cash equivalents at end of year	46,972	51,283	35,156

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2023	2024	2025
	US$ thousands
Supplementary cash flow information
Non-cash transactions:
Additions of right of use assets and lease liabilities	388	2,148	639
Termination of lease agreements	(620)	-	(44)
Investments in property, plant and equipment	54	332	44
	(178)	2,480	639

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company's shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market).

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Silicom Denmark A/S (Fiberblaze A/S) (hereinafter – "Silicom Denmark"), whereas the term "subsidiaries" refers to Silicom Inc. and Silicom Denmark.

Note 2 - Summary of Significant Accounting Policies

The significant accounting policies, which are applied consistently throughout the periods presented, are as follows:

A.	Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 14A regarding geographical distribution), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the dollar is the currency that represents the principal economic environment in which the Company operates and is thus its functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the transaction date exchange rates are used. Depreciation, amortization and other changes derived from non-monetary items are based on historical exchange rates. The resulting transaction gains or losses are recorded as net financial income or expenses.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

B.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company. All intercompany balances and transactions have been eliminated in consolidation.

C.	Estimates and assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include credit loss, income taxes, impairment of inventories, impairment of goodwill, capitalized software costs and the assumptions used to estimate the fair value of share-based compensation.

D.	Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of deposit to be cash equivalents.

E.	Marketable securities

The Company classifies its marketable securities as held-to-maturity as they are debt securities in which the Company has the intent and ability to hold to maturity. Held-to-maturity (HTM) debt securities are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.

Premiums and discounts on debt securities are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Such amortization and accretion are included in the "Financial income, net" line item in the consolidated statements of operations.

The Company recognizes current expected credit losses for financial assets held at amortized cost. The Company uses forward-looking information to calculate credit loss estimates. As of December 2024 and 2025 the allowance for credit losses is immaterial.

F.	Trade accounts receivable, net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company presents accounts receivable in the consolidated balance sheets net of allowance for expected credit losses for potential uncollectible amounts. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable based on current conditions as of the balance sheet date in accordance with ASC 326-20-30-10C and ASC 326-20-30-10D. The estimate is a result of the Company’s ongoing evaluation of collectability, including factors such as past due status, creditworthiness of the specific customer and payment history. The Company elected to apply the practical expedient provided in ASU 2025-05.

As of December 31, 2024 and 2025, allowance for credit losses amounted to US$ 20 thousand.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

G.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the "weighted average-cost" method.

The Company writes down obsolete or slow moving inventory to its net realizable value.

H.	Assets held for employees’ severance benefits

Assets held for employees’ severance benefits represent contributions to severance pay funds and cash surrender value of insurance policies. The assets are recorded at their current cash redemption value.

I.	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Machinery and equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	*

* Over the shorter term of the lease or the useful life of the asset

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

J.	Goodwill and other intangible assets

Goodwill reflected the excess of the purchase price of a business acquired over the fair value of net assets acquired. Goodwill has been tested for impairment at least annually.

The Company operates in one operating segment and this segment comprises one reporting unit.

The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the impairment test is not required. However, if the Company concludes otherwise, it is then required to perform a quantitative assessment for goodwill impairment.

The Company performed its quantitative goodwill impairment test by comparing the fair value of its reporting unit with its carrying value. When the reporting unit’s carrying value was determined to be greater than its fair value, an impairment charge was recognized for the amount by which the carrying value exceeded the reporting unit’s fair value.

The Company recorded a goodwill impairment loss of US$ 25,561 thousand in the year ended December 31, 2023. See note 17.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in the amortization of such intangible assets in the straight-line method.

The Company recorded an impairment loss of US$ 5,264 thousand in the year ended December 31, 2023, for two capitalization of software development costs projects, that will no longer be utilized by the Company. See note 9.

K.	Impairment of long-lived assets

In accordance with Impairment or Disposal of long-lived assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

L.	Leases

The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize right-of-use ("ROU") assets or lease liabilities but recognizes lease expenses over the lease term on a straight-line basis.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

As of December 31, 2025, all of the Company's leases are operating leases.

On the commencement date, the lease payments shall include variable lease payments that depend on an index (such as the Consumer Price Index), initially measured using the index at the commencement date. The Company does not remeasure the lease liability for changes in future lease payments arising from changes in an index unless the lease liability is remeasured for another reason. Therefore, after initial recognition, such variable lease payments are recognized in profit or loss as they are incurred.

Variable payments that depend on the use of the underlying asset are not included in the lease payments. Such variable payments are recognized in profit or loss in the period in which the event or condition that triggers the payment occurs.

The Company’s incremental borrowing rate for a lease is the rate of interest that it would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

After lease commencement, the Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement (as long as the discount rate hasn’t been updated as a result of a reassessment event). The Company subsequently measures the ROU asset at the present value of the remaining lease payments, adjusted for the remaining balance of any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term.

The Company’s lease agreements have remaining lease terms of 1 to 6 years. Some of these agreements include options to terminate the leases immediately. During the year ended December 31, 2023, the Company reached agreements with the lessors to terminate two leases, and accordingly the Company derecognized right of use assets and lease liabilities in the amount of US$ 620 thousand.

In August 2024 the company entered into a new lease agreement for its existing executive offices in Kfar Sava. Accordingly, the Company recognized a right of use asset and a lease liability in the amount of US$ 1,651 thousand.

Some of our vehicle lease agreements include rental payments based on the actual usage of the vehicles and other lease agreements include rental payments adjusted periodically for inflation. The agreements related to leases in Israel are in Israeli Shekel ("ILS") or in ILS linked to the Israeli Consumer Price Index or to the US Dollars. The agreements related to leases in the USA are in US Dollars and the agreements related to leases in Denmark are in Danish Krone ("DKK"). The Company’s lease agreements do not contain any residual value guarantees. See Note 10.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

M.	Revenue recognition

The Company derives revenues primarily from the sale of networking and data infrastructure solutions.

The Company recognizes revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss are transferred to the customer.  The Company accounts for a contract with a customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Each of the Company's contracts includes one type of performance obligation. The Company evaluates each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time. Most of the Company's revenues are recognized at a point in time. Revenue is recognized over time for sales of goods manufactured to unique customer specifications, in which the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date if the customer were to terminate the contract. Revenue recognized over time is measured by the costs incurred to date relative to the estimated total direct costs to fulfill each contract. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, materials and overhead.

N.	Cost of sales

Cost of sales consist primarily of production costs of finished goods manufactured by the Company, with assistance of sub-contractors, from (i) components purchased from third parties, and (ii) sub-assemblies manufactured by sub-contractors under the Company’s directions and supervision as well as employee-related expenses and overhead expenses of the Company’s production lines.

O.	Research and development costs and capitalized software development costs

Software development costs (mainly salary) related to programmable components incorporated into the Company's products, are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The Company has determined that technological feasibility for its software components of hardware products is reached after all high-risk development issues have been resolved through coding and testing. In addition, management applied judgment in determining when to cease the capitalization of costs.

Amortization begins when the product is available for general release to customers, generally based on the pattern in which the economic benefits will be consumed. The amortization of these costs is included in cost of revenue over the estimated life of the products. Other costs incurred in the research and development of the Company’s products are expensed as incurred.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

P.	Allowance for product warranty

The Company grants assurance-type warranties related to certain products to end-users. The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience.

Q.	Treasury shares

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity. The Company reissues treasury shares under the Global Share Incentive Plan (2013), upon exercise of options and upon vesting of restricted stock units ("RSU"). Reissuance of treasury shares, based on the Company's policy of first-in, first-out (FIFO), is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein and otherwise to retained earnings.

R.	Income taxes

Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are presented as non-current assets and liabilities and measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is provided if, based upon the weight of available evidence, the Company cannot assume that it is more likely than not that a portion of the deferred income tax assets will be realized. The Company recognizes the effect of uncertain tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured as the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred taxes, as the Company's intention is to hold, and not to realize the investments.

S.	Share-based compensation

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows:

When portions of an award granted to employees vest in increments during the requisite service period (graded-vesting award), the Company’s accounting policy is to recognize compensation cost for the award over the requisite service period for each separately vesting portion of the award.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

S.	Share-based compensation (cont’d)

Equity awards granted to employees are accounted for using the grant date fair value method. The grant date fair value is determined as follows: for stock options using the Binomial option-pricing model and for restricted stock units (“RSUs”) based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting. The fair value of share based payment awards is recognized as an expense over the vesting period. The expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market. For awards with market conditions, compensation expense is not reversed if the market conditions are not satisfied. The Company accounts for forfeitures of share-based awards at the time they occur. If an employee forfeits an award due to not completing the required service period, the Company reverses any previously recognized compensation expense in the same period the forfeiture takes place.

T.	Basic earnings (loss) and diluted earnings (loss) per share

Basic earnings (loss) per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding and vested RSU’s (net of treasury shares). Diluted earnings (loss) per ordinary share calculation is similar to basic earnings (loss) per ordinary share except that the weighted average of ordinary shares outstanding is increased to include outstanding potential ordinary shares during the period if dilutive. Potential ordinary shares arise from stock options and unvested RSUs, and the dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted earnings (loss) per ordinary share for the years indicated.

	Year ended December 31
	2023	2024	2025
Net loss attributable to ordinary shares
(US$ thousands)	(26,413)	(13,708)	(11,479)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share calculation	6,699,813	6,019,661	5,706,670

Basic and diluted loss per ordinary shares (US$)	(3.942)	(2.277)	(2.011)

Weighted average number of shares related to options
and RSUs excluded from the diluted loss per share
calculation because of anti-dilutive effect	69,005	230,696	766,398

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

U.	Comprehensive Income

For the years ended December 31, 2023, 2024 and 2025, comprehensive income equals net income.

V.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, bank deposit, marketable securities, trade and other receivables and trade accounts payable and other payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these instruments. The fair value of marketable securities is presented in Note 5 to these consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

W.	Concentrations of risks

(1)	Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2024 and 2025, the ratings of the securities in the Company's portfolio was at least BBB. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses.

(2)	Significant customers

The Company's top three ultimate customers accounted for approximately 28% of its revenues in 2025. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See Note 14.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

X.	Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Y.	New accounting pronouncements

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The standard requires entities to disclose specific categories in the rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold. It also requires entities to disclose certain information about income taxes paid and other disclosures related to income and income tax expense from continuing operations. The standard is effective for fiscal years beginning after December 15, 2024 for public business entities. The Company adopted this ASU on a prospective basis effective January 1, 2025.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. The ASU is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Effective January 1, 2025, the company early adopted ASU 2025-05 on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently issued accounting pronouncements, not yet adopted.

In November 2024, the FASB issued ASU 2024-03 “Income Statement: Reporting Comprehensive Income— Expense Disaggregation Disclosures,” The standard requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. The standard is effective for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents

	December 31
	2024	2025
	US$ thousands

Cash	47,727	16,856
Cash equivalents *	3,556	18,300
	51,283	35,156

*
Comprised mainly of bank deposits in USD as at December 31, 2024 carrying a weighted average interest rate of 3.46% and mainly of money market in USD as at December 31, 2025 carrying a weighted average interest rate of 4.20%.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Short-term bank deposits

	December 31
	2024	2025
	US$ thousands

Short-term bank deposits	-	6,000
Annual interest rate	-	4.6%

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities

The Company's investments in marketable securities as of December 31, 2024 and 2025 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2025
Held to maturity:
Corporate debt securities and government debt securities
Current	7,010	11	(35)	6,986
Non-Current (1 to 4 years)	25,797	70	(189)	25,678

	32,807	81	(224)	32,664

At December 31, 2024
Held to maturity:
Corporate debt securities and government debt securities
Current	20,990	-	(171)	20,819
Non-Current (1 to 3 years)	6,891	10	(61)	6,840

	27,881	10	(232)	27,659

*	Fair value is being determined using Level 2 inputs.

**	Including accrued interest in the amount of US$ 182 thousand and US$ 331 thousand as of December 31, 2024 and 2025, respectively.

The accrued interest is presented as part of other receivables on the balance sheet.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)

Activity in marketable securities in 2024 and 2025:	US$ thousands

Balance at January 1, 2024	24,764

Purchases of marketable securities	11,100
Amortization of discount on marketable securities	134
Proceeds from maturity of marketable securities	(8,117)

Balance at January 1, 2025	27,881

Purchases of marketable securities	49,578
Amortization of discount on marketable securities	300
Proceeds from maturity of marketable securities	(44,952)

Balance at December 31, 2025	32,807

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses or gains on investment securities and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss or gain position, at December 31, 2025:

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(192)	17,451	(32)	3,980	(224)	21,431

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Gains	Fair value	Unrealized Gains	Fair value	Unrealized Gains	Fair value

Corporate debt securities and government debt securities	74	9,961	7	1,272	81	11,233

The unrealized losses or gains on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery.

Note 6 - Other Receivables

	December 31
	2024	2025
	US$ thousands

Advances to suppliers	184	412
Government authorities	3,183	825
Prepaid expense	1,130	912
Other receivables	342	1,006
	4,839	3,155

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 - Inventories

	December 31
	2024	2025
	US$ thousands

Raw materials and components	23,130	36,281
Products in process	12,494	9,122
Finished products	5,436	7,247
	41,060	52,650

In the years ended December 31, 2023, 2024 and 2025, the Company recorded inventory write-downs in the amount of US$ 6,433 thousand, US$ 3,682 thousand and US$ 2,817 thousand, respectively.

Note 8 - Property, Plant and Equipment, Net

	December 31
	2024	2025
	US$ thousands

Machinery and equipment	11,257	11,467
Office furniture and equipment	680	688
Leasehold improvements	2,742	2,732

Property, plant and equipment	14,679	14,887

Accumulated depreciation	(11,624)	(11,747)

Property, Plant and equipment, net	3,055	3,140

Depreciation expenses for the years ended December 31, 2023, 2024 and 2025 were US$ 2,212 thousand, US$ 1,891 thousand and US$ 1,249 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 - Intangible Assets

		December 31
		2024	2025
	Useful life	US$ thousands
Original cost:
Capitalization of software development costs	8	5,274	4,184
Licenses	3	633	-
		5,907	4,184
Accumulated amortization:
Capitalization of software development costs		2,993	1,615
Licenses		614	-
		3,607	1,615

Intangible assets, net:
Capitalization of software development costs		2,281	2,569
Licenses		19	-
		2,300	2,569

Amortization expense for the years ended December 31, 2023, 2024 and 2025 were US$ 285 thousand, US$ 318 thousand and US$ 338 thousand, respectively. The estimates amortization of capitalized software development costs in relation to developments that were available for general release to customers, as of December 31, 2025, are US$ 305 thousand in each of the years 2026 through 2029, US$ 239 thousand in 2030, US$ 58 thousand in 2031, US$ 39 thousand in 2032. The Company recorded an impairment loss of US$ 5,264 thousand in the year ended December 31, 2023, for two capitalization of software development costs projects, that will no longer be utilized by the Company. The impairment was recorded in cost of sales.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases

A.	The components of operating lease cost for the year ended December 31, 2023, 2024 and 2025 were as follows:

	Year ended December 31
	2023	2024	2025
	US$ thousands
Operating lease costs (mainly plant and offices)	1,799	1,755	1,717
Variable lease payments not included in the lease liability	103	127	135
Short-term lease cost	248	239	184
Total operating lease cost	2,150	2,121	2,036

B.	Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31
	2023	2024	2025
	US$ thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,662	1,566	1,760
Right-of-use assets obtained in exchange for lease liabilities (non-cash):
Additions of operating leases	388	2,148	639
Termination of operating leases	(620)	-	(44)

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases (cont’d)

C.	Supplemental balance sheet information related to operating leases was as follows:

	December 31
	2024	2025
	US$ thousands
Operating leases:
Operating leases right-of-use	6,942	6,147

Current operating lease liabilities	1,670	2,019
Non-current operating lease liabilities	4,797	4,252
Total operating lease liabilities	6,467	6,271

D.	Supplemental balance sheet information related to operating leases was as follows:

	December 31
	2024	2025
	US$ thousands
Weighted average remaining lease term (years)	5.1	4.3

Weighted average discount rate	3.3%	3.4%

E.	Future lease payments under non-cancellable leases as of December 31, 2025 were as follows:

December 31, 2025
US$ thousands
2026	2,055
2027	1,684
2028	1,532
2029	1,023
2030	337
After 2030	4
Total operating lease payments	6,635
Less: imputed interest	(364)
Present value of lease liabilities	6,271

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Other accounts payable and accrued expenses

	December 31
	2024	2025
	US$ thousands
Accrued expenses	1,566	3,797
Employee benefits	4,184	5,862
Government authorities	242	266
Advances from customers	693	4,097
Other payables	260	94
	6,945	14,116

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

In respect of the liability to the employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

B.
According to Section 14 to the Severance Pay Law ("Section 14") the payment of monthly deposits by a Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the Company pursuant to such Section 14. Commencing July 1, 2008, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, as of that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

C.
Consequently, the assets held for employees' severance benefits reported on the balance sheet, in respect of deposits for those employees who have signed agreements pursuant to Section 14, represent the redemption value of deposits made through June 30, 2008. The liability for employee severance benefits, with respect to those employees, represents the liability of the Company for employees' severance benefits as of June 30, 2008.

As a result of the implementation of Section 14, as described above, the liability with respect to those employees is calculated on the basis of number of years of employment as of June 30, 2008, multiplied by the latest salary paid. The liability is covered by the amounts deposited, including accumulated income thereon, as well as by the unfunded provision. Such liability will be removed, either upon termination of employment or retirement.

D.
Expenses recorded with respect to employees' severance payments for the years ended December 31, 2023, 2024 and 2025, mainly attributed to Section 14, were US$  878 thousand, US$ 556 thousand and US$ 991 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity

Capital and reserves

On May 2, 2019, the Company's Board of Directors authorized and began implementation of a one-year share repurchase plan to repurchase up to $15 million of the Company's ordinary shares. On April 30, 2020 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has begun as the previously announced $15 million one-year share repurchase plan was completed. On April 29, 2021 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has begun as the previously announced $15 million one-year share repurchase plan was completed. On May 1, 2023, the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan began on May 8, 2023. On May 2, 2024, the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan began on May 8, 2024. Repurchases may be made in the open market and will be in accordance with applicable securities laws and regulations. The timing and amount of each repurchase transaction may depend on a variety of factors. The share repurchase plan does not obligate the Company to acquire any specific number of ordinary shares and may be suspended or terminated at any time at management’s discretion.

Share based compensation

A.
On October 21, 2013, the Board resolved to adopt the Global Share Incentive Plan (2013) (the "2013 Plan") and to reserve up to 500,000 ordinary shares for issuance under the 2013 Plan to employees, directors, officers and consultants of the Company or of any subsidiary or affiliate of the Company. In January 2018, the Board approved the increase of the number of ordinary shares reserved for issuance under the 2013 Plan by 600,000 additional ordinary shares, and on January 27, 2022, the Board increased the number of the ordinary shares available for issuance by an additional 750,000 Ordinary shares. In October 2023, the Board approved the extension of the Global Share Incentive Plan (2013) by an additional ten years and increased the number of the ordinary shares available for issuance by an additional 375,000 ordinary shares. Grants under the 2013 Plan, whether as options, restricted stock units, restricted stock or other equity based awards, including their terms, are subject to the Board of Directors' approval. Grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO (and under certain circumstances certain other officers) will also have to be approved by the Shareholders.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

B.
Options or RSUs granted to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards of options, or the ordinary shares issued upon their exercise, must be deposited with a trustee for at least two years following the date of grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares.

Capital gains on awards granted under the plans are subjected to tax of 25% to be paid by the employee, and the Company is not entitled to a tax deduction.

Gains which are not capital gains on awards under the plans are subjected to regular tax rates on individuals, and the Company is entitled to a tax deduction for such gains.

C.	During 2023, 2024 and 2025, the Company granted 86,000, 2,969 and 29,642 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:

1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, assuming that no dividend yield is expected in any of the years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

D.	On June 14, 2023, the Company granted, in aggregate, 137,911 options to certain of its CEO and employee under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 35.12 and the Option expiration date was the earlier to occur of: (a) July 1, 2031; and (b) the closing price of the shares falling below US$ 17.56 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. All such outstanding options have expired by their terms in 2023.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	3.91%
Expected dividend yield	0.0%
Average expected volatility (b)	41.78%
Termination rate	7%
Suboptimal factor (c)	2.76

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

E.	On June 18, 2024, the Company granted, in aggregate, 410,714 options to certain of its directors, CEO and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 16.42 and the Option expiration date is June 18, 2032. The options vest and become exercisable in two equal portions: 50% on the second anniversary of the date of grant, and 50% on the third anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	4.22%
Expected dividend yield	0.0%
Average expected volatility (b)	42.84%
Post-vesting termination rate	7%
Suboptimal factor (c)	2.76

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

F.	On June 18, 2025, the Company granted, in aggregate, 311,001 options to certain of its directors, CEO and employees under the 2013 Plan. In relation to this grant:

3.
The exercise price for the options (per ordinary share) was US$ 15.01 and the Option expiration date is June 18, 2033. The options vest and become exercisable in two equal portions: 50% on the second anniversary of the date of grant, and 50% on the third anniversary of the date of grant.

4.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	4.24%
Expected dividend yield	0.0%
Average expected volatility (b)	43.25%
Post-vesting termination rate	7%
Suboptimal factor (c)	2.76

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

G.	The following table summarizes information regarding stock options as at December 31, 2025:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

33.27	10,148	0.3	10,148	0.3

16.42	385,213	6.5	-	6.5

15.01	303,581	7.5	-	7.5

	698,942		10,148

The aggregate intrinsic value of options outstanding as of December 31, 2024 and 2025 is US$ 0 thousand and US$ 0 thousand, respectively.
The aggregate intrinsic value of options exercisable as of December 31, 2024 and 2025 is US$ 0 thousand and US$ 0 thousand, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2024 and 2025, is US$ 0 thousand and US$ 0 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2023	661,062

Granted	137,911	35.12	15.84
Exercised	(45,474)	29.91	12.33
Forfeited	(14,256)	40.40	15.90
Expired	(729,095)	37.80	15.05

Balance at December 31, 2023	10,148

Granted	410,714	16.42	7.08
Forfeited	(15,292)	16.42	7.08

Balance at December 31, 2024	405,570

Granted	311,001	15.01	7.39
Forfeited	(17,629)	15.83	7.34

Balance at December 31, 2025	698,942
Exercisable at December 31, 2025	10,148

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
		US$

Balance at January 1, 2023	57,000

Granted	86,000	36.24
Forfeited	(8,000)	36.24
Vested	(41,000)	35.33

Balance at January 1, 2024	94,000

Granted	2,969	15.42
Forfeited	(500)	43.02
Vested	(8,000)	36.24

Balance at December 31, 2024	88,469

Granted	29,642	15.59
Forfeited	(1,000)	36.24
Vested	(46,000)	37.35

Balance at December 31, 2025	71,111

The aggregate intrinsic value of RSUs outstanding as of December 31, 2024 and December 31, 2025 is US$ 1,443 thousand and US$ 1,045 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

J.	During 2023, 2024 and 2025, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2023	2024	2025
	US$ thousands

Cost of sales	428	276	285
Research and development costs	1,423	1,373	1,127
Selling and marketing expenses	747	728	683
General and administrative expenses	755	789	693

	3,353	3,166	2,788

As of December 31, 2025, there were US$ 2,906 thousand of unrecognized compensation costs related to stock options and RSUs to be recognized over a weighted average period of 1.62 years.

The total tax benefit recognized (before consideration of valuation allowances) in the consolidated statements of operations related to share based compensation expenses amounted to US$ 2 thousand and US$ 1 thousand for the year ended December 31, 2024 and December 31, 2025.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Segment Reporting

A.	Information on sales by geographic distribution:

Sales are attributed to geographic distribution based on the location of the ultimate customer:

	Year ended December 31
	2023	2024	2025
	US$ thousands

USA	103,985	43,698	45,656
North America - other	1,442	280	331
Israel	7,560	3,365	3,831
Europe	8,048	6,221	6,992
Asia-Pacific	3,096	4,550	5,116

	124,131	58,114	61,926

B.	Sales to single ultimate customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2023	2024	2025
	US$ thousands

Customer "A"	5,889	7,302	8,454
Customer "B"	11,018	7,611	3,591
Customer "C"	26,808	2,904	2,560

C.	Information on Long-Lived Assets - Property, Plant and Equipment and ROU assets by geographic areas:

The following table presents the locations of the Company’s long-lived assets as of December 31, 2024 and 2025:

	Year ended December 31
	2024	2025
	US$ thousands

North America	420	257
Europe	71	86
Israel	9,506	8,944

	9,997	9,287

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Segment Reporting (cont’d)

D.	Segment information:

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”). The Company has one operating segment.

The Company’s operations are managed and reported to its Chief Executive Officer (“CEO”), the Company’s chief operating decision maker ("CODM").

The CODM uses operating and net income to allocate resources during the Company’s annual planning process and throughout the year, as well as to assess the performance of the Company’s operations. Operating income serves as a key financial metric used by the CODM to evaluate operating results and support strategic and operational decision making.

The following table provides the significant expense (income) categories and amounts align with the segment-level information that is regularly provided to the CODM:

	Year ended December 31
	2023	2024	2025
	US$ thousands

Sales	124,131	58,114	61,926
Raw material and subcontracted manufacturing costs	(81,947)	(35,364)	(36,112)
Write-down of obsolete inventory	(6,433)	(3,682)	(2,817)
Payroll & related expenses	(21,465)	(19,481)	(22,189)
Share-based compensation expenses	(3,353)	(3,166)	(2,788)
Subcontractor work	(2,681)	(3,747)	(3,228)
Depreciation costs	(2,212)	(1,891)	(1,249)
Rent	(2,150)	(2,121)	(2,036)
Impairment of goodwill	(25,561)	-	-
Other segment items *	(6,718)	(1,622)	(3,430)
Amortization expense	(285)	(318)	(338)
Operating loss	(28,674)	(13,278)	(12,261)
Financial income, net	1,372	1,961	1,653
Income taxes	889	(2,391)	(871)
Segment net loss	(26,413)	(13,708)	(11,479)

*	Other segment items included in Segment net loss includes professional services, consulting and other outside services expenses, travel expenses, insurance, facilities, and other overhead items.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Financial Income , Net

	Year ended December 31
	2023	2024	2025
	US$ thousands

Interest income	1,254	2,597	2,620
Exchange rate differences, net	163	(625)	(918)
Bank charges	(45)	(11)	(49)

	1,372	1,961	1,653

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income

A.
Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986

As a "foreign invested Company" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the taxable income or loss and the tax basis of assets and liabilities of the Company’s Israeli operations are denominated in US Dollars.

B.	Corporate tax rate in Israel

The regular corporate tax rate applied to taxable income of Israeli companies is 23% (as from 2018 onwards).

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law")

1.
On December 29, 2010, the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – "the Amendment to the Law"). The Amendment to the Law is effective from January 1, 2011, and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a Preferred Company, per the definition of these terms in the Amendment to the Law.

Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period.

Under the Amendment to the Law, upon an irrevocable election made by a Company, a uniform corporate tax rate will apply to all preferred income of such Company. The Company elected to apply the uniform corporate tax rate as of 2014. From 2017 onwards, the uniform tax rate is to be 7.5% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The Company has two facilities in Israel of which one of them is located in Development Zone A. The profits of these Preferred Companies will be freely distributable as dividends, subject to a withholding tax of 20% (or a lower rate under an applicable tax treaty).

Should the Company derive income from sources other than the Preferred Company, such income will be taxable at the regular corporate tax rates for the applicable year.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)

On December 29, 2016, the Israeli Parliament (the "Knesset") enacted the "Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016" in which the Law was also amended (hereinafter: “the Amendment”). The Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” which award reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

The benefits will be awarded to a “preferred Company” that has a “preferred technological enterprise” or a “special preferred technological enterprise” with respect to taxable “preferred technological income” per its definition in the Law.

Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in "Development Area A" in Israel - to a reduced tax rate of 7.5%. A Company that owns a special preferred technological enterprise will be subject to a reduced corporate tax rate of 6% regardless of the development area in which the enterprise is located. The Amendment is effective as from January 1, 2017.

On June 14, 2017, the Knesset Finance Committee approved "Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) – 2017" (hereinafter: “the Regulations”), which provides rules for applying the “preferred technological enterprise” and “special preferred technological enterprise” tax benefit tracks, including the Nexus formula that provides the mechanism for allocating the technological income eligible for the benefits.

Should the Company derive income from sources other than the “preferred technological enterprise”, such income will be taxable at the "Preferred Company" tax rate (for manufacturing activity in Israel) or regular corporate tax rates for the applicable year.

As a result of the aforesaid legislation, starting 2021 the Company implement the “preferred technological enterprise” tax benefit track.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)

2.
In the event of distribution by the Company of dividends out of its retained earnings that were generated prior to the 2014 tax year and were tax exempt under the "Approved Enterprise" or "Benefited Enterprise" status, the Company would be subjected to a maximum of 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

Out of the Company’s retained earnings as of December 31, 2025, approximately US$ 54,729 thousand are tax-exempt, under our previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the regular corporate tax rate applicable to such profits (subject to a maximum rate of 25%) and an income tax liability of up to approximately US$ 11,968 thousand would be incurred as of December 31, 2025. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred tax liability has been recognized for income attributable to the Company’s previous "Approved Enterprise" or "Benefited Enterprise" status. If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

On November 15, 2021, the Israeli Parliament released its 2021-2022 Budget Law (“2021 Budget Law”). The 2021 Budget Law introduces a new dividend ordering rule that apportions every dividend between previously tax-exempt and previously taxed income. Consequently, distributions (including deemed distributions as per Section 51(h)/51B of the Investment Law) may entail additional corporate tax liability to the distributing Company. Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

D.	Taxation of the subsidiaries

1.
The subsidiary Silicom Inc. files tax returns with US federal tax authorities and with state tax authorities in the states of New Jersey, California, Virginia, New York, New Mexico, Tennessee, Texas and Illinois.

The federal corporate income tax rate is 21% and the state corporate tax is approximately 8% in average.

2.	The subsidiary Silicom Denmark is taxed according to the tax laws in Denmark, subject to corporate tax of 22%.

3.
The Company has not provided for Israeli income tax and foreign withholding taxes on US$ 21,118 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2025. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 2,398 thousand at December 31, 2025.

E.	Tax assessments

1.	For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2020.

2.
For the US federal jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2021. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2020. For the New York, Texas and Illinois state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2021. For the Virginia, Tennessee, and New Mexico state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2022.

3.	For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended December 31, 2021.

4.	The balance of the operating loss carryforwards in the Israeli tax jurisdiction as of December 31, 2025, is US$ 28,474 which can be carried forward indefinitely.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont'd)

F.	Income (loss) before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2023	2024	2025
	US$ thousands

Loss before income taxes:
Israel	(30,101)	(12,287)	(13,124)
Foreign jurisdictions	2,799	970	2,516
	(27,302)	(11,317)	(10,608)

Current taxes:
Israel	201	235	261
Foreign jurisdictions	921	457	511
	1,122	692	772

Current tax (benefits) expenses relating to prior years:
Israel	(10)	(814)	10
Foreign jurisdictions	(116)	168	5
	(126)	(646)	15

Deferred taxes:
Israel	(1,857)	2,359	-
Foreign jurisdictions	(28)	(14)	84
	(1,885)	2,345	84

Income tax expense (benefit)	(889)	2,391	871

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont'd)

G.	Deferred tax assets and liabilities

The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

	December 31	December 31
	2024	2025
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	258	307
Research and development costs	1,029	1,057
Operating loss carryforwards	1,370	2,268
Property, plant and equipment	10	4
Share based compensation	438	490
Intangible assets	16	10
Operating lease liabilities	485	470
Goodwill*	55	4
Other	36	2
Gross deferred tax assets, before valuation allowances	3,697	4,612
Less: valuation allowance	(2,918)	(3,814)
Total deferred tax assets:	779	798

Deferred tax liabilities:
Intangible assets	(290)	(425)
Property, plant and equipment		(20)
Operating leases right-of-use, net	(521)	(461)
Other	-	(8)
Total deferred tax liabilities	(811)	(914)

Net deferred tax liabilities	(32)	(116)

Foreign jurisdictions	(32)	(116)
	(32)	(116)

Non-current deferred tax liabilities	(32)	(116)
	(32)	(116)

* The recognized goodwill is deductible for income tax purposes for 10 years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

H.	Reconciliation of the statutory tax expense to actual tax expense

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2Y, the reconciliation of the statutory tax expense to actual tax expense for the year ended December 31, 2025 was as follows:

	Year ended December 31, 2025
	US$ thousands	Percent

Loss before income taxes	(10,608)
Statutory tax rate in Israel	23.0%
	(2,440)
Foreign tax effects
US federal jurisdiction
Statutory rate differential	(34)	0%
State and local tax	119	(1)%
Other	5	(0)%
Other foreign jurisdiction	(57)	1%
Non-taxable or Non-deductible items
Shared based compensation	433	(4)%
Other	48	0%
Tax effect due to "Preferred Enterprise" status	1,911	(18)%
Changes in valuation allowance	896	(8)%
Other	(10)	0%
Income tax expense	871	(8)%

The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence during the year ended December 31, 2025, we cannot assume that it is more likely than not that the tax benefits relating to carry forward losses and deductible temporary differences for the Israeli jurisdiction will be realized. Accordingly, we have maintained a valuation allowance against the deferred tax assets and intend to maintain the applicable valuation allowance until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

H.	Reconciliation of the statutory tax expense to actual tax expense (cont’d)

The reconciliation of the statutory tax expense to actual tax expense for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	Year ended December 31
	2023	2024
	US$ thousands

Income (loss) before income taxes	(27,302)	(11,317)
Statutory tax rate in Israel	23.0%	23.0%
	(6,279)	(2,603)

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	4,308	485
Non-taxable income	-	(61)
Prior years adjustments	(126)	(646)
Tax effect due to "Preferred Enterprise" status	784	2,121
Statutory rate differential	221	177
Valuation Allowance	-	2,918
Other	203	-

Income tax expense (benefit)	(889)	2,391

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

I.	Cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was

December 31,
2025
US$ thousands

Israel	250
Foreign
U.S. Federal	372
U.S. State
New Jersey	84
Virginia	43
Other states	53
Other foreign	59
861

Cash paid for income taxes, net of refunds, during the years ended December 31, 2024. and 2023. was US$917 thousand and US$301 thousand, respectively.

J.	Accounting for uncertainty in income taxes

The accounting literature clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

During 2023, 2024 and 2025 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Goodwill

The Company operates as one reporting unit. Goodwill assigned to the Company's reporting unit is tested for impairment at least annually, and whenever there are triggering events that create a situation where goodwill is more likely than not impaired.

As of December 31, 2023, the annual impairment test indicated that the carrying amount of the Company's reporting unit exceeded the Company's market capitalization, which was primarily due to the significant decline in the Company's stock price during the fourth quarter of 2023. The assessment of goodwill impairment is based on the market capitalization of the Company, using quoted market prices of the Company’s stock.

Consequently, in the year ended December 31, 2023, the Company deemed its entire goodwill of US$ 25,561 thousand impaired and recorded an impairment charge of US$ 25,561 thousand.

Note 18 - Subsequent Events

In January 2026, the Company’s compensation committee and board of directors, has approved the grant of a total of 232,934 RSUs under the Global Share Incentive Plan (2013) (as extended on October 26, 2023), of which RSUs granted to directors and CEO are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2026, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.